RULE NO. 424(b)(5)
                                                    REGISTRATION NO. 333-68747

P R O S P E C T U S

                           MERRILL LYNCH & CO., INC.
                    MARKET INDEX TARGET-TERM SECURITIES(R)

                 BASED UPON THE DOW JONES INDUSTRIAL AVERAGESM
                             DUE JANUARY 14, 2003

                             "MITTS(R) SECURITIES"

                         $10 PRINCIPAL AMOUNT PER UNIT

         This prospectus is to be used by Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, our wholly-owned subsidiary, when making offers and sales related to market-making transactions in the MITTS Securities.

THE MITTS SECURITIES:                                        PAYMENT AT MATURITY:
o  100% principal protection at maturity                     o  On the maturity date, for each unit of the
o  No payments before the maturity date                         MITTS Securities you own, we will pay you an
o  Senior unsecured debt securities of Merrill Lynch            amount equal to the sum of the principal amount
   & Co., Inc.                                                  of each unit and an additional amount based on
o  Linked to the value of the index measuring the Dow           the percentage increase, if any, in the value
   Jones Industrial Average                                     of the index, above a benchmark value of 8,594,
o  The MITTS Securities are listed on the New York              as described in this prospectus
   Stock Exchange under the symbol "DJM"                     o  You will receive no less than the principal
                                                                amount of your MITTS Securities


                               INVESTING IN THE
                       MITTS SECURITIES INVOLVES RISKS.

                    SEE "RISK FACTORS" BEGINNING ON PAGE 3.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The sale price of the MITTS Securities will be the prevailing market price at the time of sale.

                            -----------------------

                              MERRILL LYNCH & CO.

                            -----------------------



                The date of this prospectus is June 24, 1999.

"MITTS" and "Market Index Target-Term Securities" are registered service marks owned by Merrill Lynch & Co., Inc.

"Dow Jones", "Dow Jones Industrial Average SM", and "DJIA SM" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated.




                               TABLE OF CONTENTS

                                                                          PAGE

RISK FACTORS................................................................3
MERRILL LYNCH & CO., INC....................................................6
RATIO OF EARNINGS TO FIXED CHARGES..........................................7
DESCRIPTION OF THE MITTS SECURITIES.........................................8
THE INDEX..................................................................15
OTHER TERMS................................................................16
PROJECTED PAYMENT SCHEDULE.................................................19
WHERE YOU CAN FIND MORE INFORMATION........................................20
INCORPORATION OF INFORMATION WE FILE WITH THE SEC..........................21
PLAN OF DISTRIBUTION.......................................................21
EXPERTS....................................................................22




                                 RISK FACTORS

         Your investment in the MITTS Securities will involve risks. You should carefully consider the following discussion of risks before investing in the MITTS Securities. In addition, you should reach an investment decision with regard to the MITTS Securities only after consulting with your legal and tax advisers and considering the suitability of the MITTS Securities in the light of your particular circumstances.

YOU MAY NOT EARN A RETURN ON YOUR INVESTMENT.

         You should be aware that at maturity we will pay you no more than $10 for each unit of the MITTS Securities you own if the average value of the index over five trading days shortly before the maturity date is less than 8,594. This will be true even if at some time during the life of the MITTS Securities, the value of the index, as adjusted, was higher than 8,594 but later falls below 8,594.

YOUR YIELD MAY BE LOWER THAN THE YIELD ON A STANDARD DEBT SECURITY OF COMPARABLE MATURITY.

         The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of Merrill Lynch & Co., Inc. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account inflation and other factors that affect the time value of money.

YOUR RETURN WILL NOT REFLECT THE RETURN OF OWNING THE STOCKS INCLUDED IN THE INDEX.

         Your return will not reflect the return you would realize if you actually owned the stocks underlying the index and received the dividends paid on those stocks. This is because the value of the index is calculated by reference to the prices of the common stocks included in the index without taking into consideration the value of dividends paid on those stocks.

YOUR RETURN WILL NOT REFLECT THE PAYMENT OF DIVIDENDS.

         The index is calculated with reference to the prices of the common stocks comprising the index without taking into consideration the value of dividends paid on those stocks. Therefore, the return you earn on your MITTS Securities, if any, will not be the same as the return that you would earn if you actually owned each of the common stocks underlying the index and received the dividends paid on those stocks.

THERE MAY BE AN UNCERTAIN TRADING MARKET FOR THE MITTS SECURITIES IN THE
FUTURE.

         Although the MITTS Securities are listed on the NYSE under the symbol "DJM," you cannot assume that a trading market will continue to exist for the MITTS Securities. If a trading market in the MITTS Securities continues to exist, you cannot assume that there will be liquidity in the trading market. The continued existence of a trading market for the MITTS Securities will depend on our financial performance and other factors such as the appreciation, if any, of the value of the index.

         If the trading market for the MITTS Securities is limited and you do not wish to hold your investment until maturity, there may be a limited number of buyers for your MITTS Securities. This may affect the price you receive if you sell before maturity.

MANY FACTORS AFFECT THE TRADING VALUE OF THE MITTS SECURITIES; THESE FACTORS INTERRELATE IN COMPLEX WAYS AND THE EFFECT OF ANY ONE FACTOR MAY OFFSET OR MAGNIFY THE EFFECT OF ANOTHER FACTOR.

         The trading value of the MITS Securities will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the MITTS Securities caused by another factor and that the effect of one factor may magnify the decrease in the trading value of the MITTS Securities caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the trading value of the MITTS Securities attributable to another factor, such as an increase in the value of the index. The following paragraphs describe the expected impact on the trading value of the MITTS Securities given a change in a specific factor, assuming all other conditions remain constant.

         THE VALUE OF THE INDEX IS EXPECTED TO AFFECT THE TRADING VALUE OF THE MITTS SECURITIES. We expect that the market value of the MITTS Securities will depend substantially on the amount by which the index does or does not exceed 8,594. If you choose to sell your MITTS Securities when the value of the index exceeds 8,594, you may receive substantially less than the amount that would be payable at maturity based on that index value because of the expectation that the index will continue to fluctuate until shortly before the maturity date when the average value of the index is determined. If you choose to sell your MITTS Securities when the value of the index is below 8,594, you may receive less than the $10 principal amount per unit of MITTS Securities. In general, rising U.S. dividend rates, or dividends per share, may increase the value of the index while falling U.S. dividend rates may decrease the value of the index. Political, economic and other developments that affect the stocks underlying the index may also affect the value of the index and the value of the MITTS Securities.

         CHANGES IN THE LEVELS OF U.S. INTEREST RATES ARE EXPECTED TO AFFECT THE TRADING VALUE OF THE MITTS SECURITIES. Because we will pay, at a minimum, the principal amount per unit of MITTS Securities at maturity, we expect that changes in interest rates will affect the trading value of the MITTS Securities. In general, if U.S. interest rates increase, we expect that the trading value of the MITTS Securities will decrease and, conversely, if U.S. interest rates decrease, we expect the trading value of the MITTS Securities will increase. Interest rates may also affect the U.S. economy and, in turn, the value of the index. Rising interest rates may lower the value of the index and, thus, may lower the value of the MITTS Securities. Falling interest rates may increase the value of the index and, thus, may increase the value of the MITTS Securities.

         CHANGES IN THE VOLATILITY OF THE INDEX ARE EXPECTED TO AFFECT THE TRADING VALUE OF THE MITTS SECURITIES. Volatility is the term used to describe the size and frequency of market fluctuations. Generally, if the volatility of the index increases, we expect that the trading value of the MITTS Securities will increase. If the volatility of the index decreases, we expect that the trading value of the MITTS Securities will decrease.

         AS THE TIME REMAINING TO MATURITY OF THE MITTS SECURITIES DECREASES, THE "TIME PREMIUM" ASSOCIATED WITH THE MITTS SECURITIES WILL DECREASE. We anticipate that prior to the maturity of the MITTS Securities, the MITTS Securities may trade at a value above that which would be expected based on the level of interest rates and the index. This difference will reflect a "time premium" due to expectations concerning the value of the index during the period prior to January 14, 2003, the stated maturity of the MITTS Securities. However, as the time remaining to maturity of the MITTS Securities decreases, we expect that this time premium will decrease, lowering the trading value of the MITTS Securities.

         CHANGES IN DIVIDEND YIELDS OF THE STOCKS INCLUDED IN THE INDEX ARE EXPECTED TO AFFECT THE TRADING VALUE OF THE MITTS SECURITIES. If dividend yields on the stocks comprising the index increase, we expect that the value of the MITTS Securities will decrease. Conversely, if dividend yields on the stock comprising the index decrease, we expect that the value of the MITTS Securities will increase.

         CHANGES IN OUR CREDIT RATINGS MAY AFFECT THE TRADING VALUE OF THE MITTS SECURITIES. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the MITTS Securities. However, because your return on your MITTS Securities is dependent upon factors in addition to our ability to pay our obligations under the MITTS Securities, such as the percentage increase in the value of the index at maturity, an improvement in our credit ratings will not reduce investment risks related to the MITTS Securities.

         In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the MITTS Securities of a given change in most of the factors listed above will be less if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities except that we expect that the effect on the trading value of the MITTS Securities of a given increase in the value of the index will be greater if it occurs later in the term of the MITTS Securities than if it occurs earlier in the term of the MITTS Securities.

AMOUNTS PAYABLE ON THE MITTS SECURITIES MAY BE LIMITED BY STATE LAW.

         New York State laws govern the indenture under which the MITTS Securities are issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the MITTS Securities. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

         While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the MITTS Securities, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

PURCHASES AND SALES BY US AND OUR AFFILIATES MAY AFFECT YOUR RETURN.

         We and our affiliates may from time to time buy or sell the stocks underlying the Index for our own accounts for business reasons or in connection with hedging our obligations under the MITTS Securities. These transactions could affect the price of these stocks and the value of the index in a manner that would be adverse to your investment.

POTENTIAL CONFLICTS OF INTEREST.

         Our subsidiary, Merrill Lynch, Pierce, Fenner & Smith Incorporated or MLPF&S, is our agent for the purposes of calculating the value of the index and the amount payable to you at maturity. In some circumstances, MLPF&S's role as our subsidiary and its responsibilities as calculation agent for the MITTS Securities could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its determination as to whether the value of the index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance of the index. See "Description of the MITTS Securities--Adjustments to the Index; Market Disruption Events" and "--Discontinuance of the Index" in this prospectus. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control MLPF&S, potential conflicts of interest could arise.

         We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay amounts due at maturity on the MITTS Securities. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.




                           MERRILL LYNCH & CO., INC.

         We are a holding company that, through our U.S. and non-U.S. subsidiaries and affiliates such as Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Government Securities Inc., Merrill Lynch Capital Services, Inc., Merrill Lynch International, Merrill Lynch Capital Markets Bank Ltd., Merrill Lynch Asset Management L.P. and Merrill Lynch Mercury Asset Management, provides investment, financing, advisory, insurance, and related products on a global basis, including:

          o    securities brokerage, trading and underwriting;

          o investment banking, strategic services, including mergers and acquisitions and other corporate finance advisory activities;

          o asset management and other investment advisory and recordkeeping services;

          o trading and brokerage of swaps, options, forwards, futures and other derivatives;

          o    securities clearance services;

          o    equity, debt and economic research;

          o banking, trust and lending services, including mortgage lending and related services; and

          o    insurance sales and underwriting services.

We provide these products and services to a wide array of clients, including individual investors, small businesses, corporations, governments, governmental agencies and financial institutions.

         Our principal executive office is located at World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281; our telephone number is (212) 449-1000.

         If you want to find more information about us, please see the sections entitled "Where You Can Find More Information" and "Incorporation of Information We File with the SEC" in this prospectus.

         In this prospectus, "ML&Co.", "we", "us" and "our" refer specifically to Merrill Lynch & Co., Inc., the holding company. ML&Co. is the issuer of the MITTS Securities described in this prospectus.



                      RATIO OF EARNINGS TO FIXED CHARGES

         In 1998, we acquired the outstanding shares of Midland Walwyn Inc., in a transaction accounted for as a pooling-of-interests. The following information for the fiscal years 1994 through 1997 has been restated as if the two entities had always been combined.

         The following table sets forth our historical ratios of earnings to fixed charges for the periods indicated:


                                                                                                 FOR THE THREE
                                                     YEAR ENDED LAST FRIDAY IN DECEMBER           MONTHS ENDED
                                                 1994     1995     1996     1997      1998       MARCH 26, 1999
                                                 ----     ----     ----     ----      ----       --------------

Ratio of earnings to fixed charges(a).........        1.2      1.2      1.2      1.2      1.1          1.3

----------
(a) The effect of combining Midland Walwyn did not change the ratios reported for the fiscal years 1994 through 1997.

         For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of earnings from continuing operations before income taxes and fixed charges, excluding capitalized interest and preferred security dividend requirements of subsidiaries. "Fixed charges" consist of interest costs, the interest factor in rentals, amortization of debt issuance costs, preferred security dividend requirements of subsidiaries, and capitalized interest.




                      DESCRIPTION OF THE MITTS SECURITIES

          On December 23, 1997, ML&Co. issued an aggregate principal amount of $90,000,000 or 9,000,000 units of the MITTS Securities.

          The MITTS Securities were issued as a series of senior debt securities under the 1983 Indenture which is more fully described in this prospectus.

          The MITTS Securities will mature on January 14, 2003.

          While at maturity a beneficial owner of a MITTS Security will receive the principal amount of the MITTS Security plus the Supplemental Redemption Amount described below, if any, ML&Co. will make no other payment of interest, periodic or otherwise. See "- Payment at Maturity" below.

          The MITTS Securities are not subject to redemption by ML&Co. or at the option of any beneficial owner before maturity. Upon the occurrence of an Event of Default with respect to the MITTS Securities, beneficial owners of the MITTS Securities may accelerate the maturity of the MITTS Securities, as described under "- Events of Default and Acceleration" and "Other Terms - Events of Default" in this prospectus.

          The MITTS Securities were issued in denominations of whole units.

PAYMENT AT MATURITY

          At the maturity date, a beneficial owner of a MITTS Security will be entitled to receive the principal amount of each unit plus the Supplemental Redemption Amount, if any, all as provided below. If the Supplemental Redemption Amount is not greater than zero, a beneficial owner of a MITTS Security will be entitled to receive only the principal amount of its MITTS Securities.

          The "SUPPLEMENTAL REDEMPTION AMOUNT" for a MITTS Security will be determined by the calculation agent and will equal:

Principal Amount of each MITTS
   Security ($10 per unit)       X Ending Index Value - Benchmark Index Value
                                   ------------------------------------------
                                               Benchmark Index Value

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

         The "BENCHMARK INDEX VALUE" equals 8,594, which was determined on the pricing date by multiplying 7,957.41, the value of the index on the pricing date by 108%.

         The "ENDING VALUE" will be determined by the calculation agent and will equal the average or arithmetic mean of the closing values of the Dow Jones Industrial Average Index (the "INDEX") determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days, then the Ending Value will equal the average or arithmetic mean of the closing values of the Index on these Calculation Days, and if there is only one Calculation Day, then the Ending Value will equal the closing value of the Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing value of the Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event on that day.

         The "CALCULATION PERIOD" means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

         "CALCULATION DAY" means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

         An "INDEX BUSINESS DAY" is a day on which the NYSE and the AMEX are open for trading and the Index or any Successor Index, as defined on page 10 below, is calculated and published.

         All determinations made by the calculation agent shall be at the sole discretion of the calculation agent and, absent a determination by the calculation agent of a manifest error, shall be conclusive for all purposes and binding on ML&Co. and beneficial owners of the MITTS Securities.




HYPOTHETICAL RETURNS

         The following table illustrates, for a range of hypothetical Ending Index Values:

          o the percentage change from the starting index value to the Ending Index Value;

          o    the total amount payable per unit of MITTS Securities;

          o    the total rate of return on the MITTS Securities;

          o    the pretax annualized rate of return on the MITTS Securities;
               and

          o the pretax annualized rate of return of the stocks underlying the Index, which includes an assumed aggregate dividend yield of 1.72% per annum, as more fully described below.
















                                       TOTAL AMOUNT                      PRETAX
                                        PAYABLE AT                     ANNUALIZED
  HYPOTHETICAL    PERCENTAGE CHANGE  MATURITY PER $10  TOTAL RATE OF      RATE         PRETAX ANNUALIZED
     ENDING       OVER THE STARTING     PRINCIPAL       RETURN ON      OF RETURN ON      RATE OF RETURN OF
  INDEX VALUE        INDEX VALUE     AMOUNT OF MITTS     THE MITTS     THE MITTS        STOCKS UNDERLYING
                                        SECURITIES      SECURITIES    SECURITIES(1)        INDEX(1)(2)

 3,182.96          -60.00%            $10.00          0.00%           0.00%             -14.21%
 3,978.71          -50.00%            $10.00          0.00%           0.00%             -10.67%
 4,774.45          -40.00%            $10.00          0.00%           0.00%             -7.63%
 5,570.19          -30.00%            $10.00          0.00%           0.00%             -4.95%
 6,365.93          -20.00%            $10.00          0.00%           0.00%             -2.55%
 7,161.67          -10.00%            $10.00          0.00%           0.00%             -0.37%
 7,957.41(3)          0.00%           $10.00          0.00%           0.00%              1.64%
 8,753.15           10.00%            $10.19          1.85%           0.36%              3.49%
 9,548.89           20.00%            $11.11          11.11%          2.09%              5.22%
10,344.63           30.00%            $12.04          20.37%          3.70%              6.84%
11,140.37           40.00%            $12.96          29.63%          5.19%              8.36%
11,936.12           50.00%            $13.89          38.89%          6.59%              9.80%
12,731.86           60.00%            $14.81          48.15%          7.92%             11.17%
13,527.60           70.00%            $15.74          57.41%          9.16%             12.48%
14,323.34           80.00%            $16.67          66.67%         10.35%             13.72%
15,119.08           90.00%            $17.59          75.93%         11.47%             14.91%
15,914.82          100.00%            $18.52          85.19%         12.55%             16.05%
16,710.56          110.00%            $19.44          94.44%         13.57%             17.15%
17,506.30          120.00%            $20.37         103.70%         14.56%             18.21%


(1) The annualized rates of return specified in the preceding table are calculated on a semiannual bond equivalent basis. (2) This rate of return assumes:

     (a) an investment of a fixed amount in the stocks underlying the Index with the allocation of an amount reflecting the current relative weights of the stocks in the Index;

     (b) a percentage change in the aggregate price of the stocks that equals the percentage change in the Index from the starting index value to the relevant hypothetical Ending Index Value;

     (c) a constant dividend yield of 1.72% per annum, paid quarterly from the date of initial delivery of MITTS Securities, applied to the value of the Index at the end of each quarter assuming this value increases or decreases linearly from the starting index value to the hypothetical Ending Index Value;

     (d)  no transaction fees or expenses;

     (e) the term of the MITTS Securities is from December 23, 1997 to January 14, 2003; and

     (f) a final Index value equal to the hypothetical Ending Index Value. The aggregate dividend yield of the stocks underlying the Index as of December 17, 1997 was approximately 1.72%.

(3)   The starting index value.

         The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount received by investors and the respective total and pretax annualized rate of return will depend entirely on the actual Ending Index Value determined by the calculation agent as provided in this prospectus.

ADJUSTMENTS TO THE INDEX; MARKET DISRUPTION EVENTS

         If at any time the method of calculating the Index, or its value, is changed in any material respect, or if the Index is in any other way modified so that the Index does not, in the opinion of the calculation agent, fairly represent the value of the Index had the changes or modifications not been made, then, from and after that time, the calculation agent shall, at the close of business in New York, New York, on each date that the closing value with respect to the Ending Index Value is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Index as if any changes or modifications had not been made, and calculate the closing value with reference to the Index, as adjusted. Accordingly, if the method of calculating the Index is modified so that the value of the Index is a fraction or a multiple of what it would have been if it had not been modified for example, due to a split in the Index, then the calculation agent shall adjust the Index in order to arrive at a value of the Index as if it had not been modified for example, as if the split had not occurred.

         "MARKET DISRUPTION EVENT" means either of the following events; as determined by the calculation agent:

         (a) the suspension or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading on the applicable exchange, in each case, in 20% or more of the stocks which then comprise the Index; or

         (b) the suspension or material limitation, in each case, for more than two hours of trading, whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in

                  (1) futures contracts related to the Index, or options on these futures contracts, which are traded on any major U.S. exchange or

                  (2) option contracts related to the Index which are traded on any major U.S. exchange.

         For the purposes of clause (a) above, any limitations on trading during significant market fluctuations under New York Stock Exchange Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the SEC of similar scope as determined by the calculation agent, will be considered "material".

         For the purposes of this definition, a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange.

DISCONTINUANCE OF THE INDEX

         If Dow Jones discontinues publication of the Index and Dow Jones or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index, this index being referred to in this prospectus as a "SUCCESSOR INDEX", then, upon the calculation agent's notification of its determination to the trustee and ML&Co., the calculation agent will substitute the Successor Index as calculated by Dow Jones or any other entity for the Index. Upon any selection by the calculation agent of a Successor Index, ML&Co. shall cause notice to be given to holders of the MITTS Securities.

         If Dow Jones discontinues publication of the Index and a Successor Index is not selected by the calculation agent or is no longer published on any of the Calculation Days, the value to be substituted for the Index for any Calculation Day used to calculate the Supplemental Redemption Amount at maturity will be a value computed by the calculation agent for each Calculation Day in accordance with the procedures last used to calculate the Index before any discontinuance. If a Successor Index is selected or the calculation agent calculates a value as a substitute for the Index as described below, the Successor Index or value shall be substituted for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists. If the calculation agent calculates a value as a substitute for the Index, "Index Calculation Day" shall mean any day on which the calculation agent is able to calculate a value.

         If Dow Jones discontinues publication of the Index before the period during which the Supplemental Redemption Amount is to be determined and the calculation agent determines that no Successor Index is available at that time, then on each Business Day until the earlier to occur of:

           o  the determination of the Ending Index Value and

           o a determination by the calculation agent shall determine the value that would be used in computing the Supplemental Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day.

the calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal (the "WSJ"), or another newspaper of general circulation, and arrange for information with respect to these values to be made available by telephone. Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the MITTS Securities.

EVENTS OF DEFAULT AND ACCELERATION

         If an Event of Default with respect to any MITTS Securities has occurred and is continuing, the amount payable to a beneficial owner of a MITTS Security upon any acceleration permitted by the MITTS Securities, with respect to each $10 principal amount of the MITTS Securities, will be equal to the principal amount and the Supplemental Redemption Amount, if any, calculated as though the date of early repayment were the stated maturity date of the MITTS Securities. See "Description of the MITTS Securities--Payment at Maturity". If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a MITTS Security may be limited, under
Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the MITTS Security plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the MITTS Securities.

         In case of default in payment at the maturity date of the MITTS Securities, whether at their stated maturity or upon acceleration, from and after the maturity date the MITTS Securities shall bear interest, payable upon demand of their beneficial owners, at the rate of 6.18% per annum, to the extent that payment of any interest shall be legally enforceable, on the unpaid amount due and payable on any date in accordance with the terms of the MITTS Securities to the date payment of any amount has been made or duly provided for.

GLOBAL SECURITIES

         DESCRIPTION OF THE GLOBAL SECURITIES

         Beneficial owners of the MITTS Securities may not receive physical delivery of the MITTS Securities nor may they be entitled to have the MITTS Securities registered in their names. The MITTS Securities currently are represented by one or more fully registered global securities. Each global security was deposited with, or on behalf of, The Depository Trust Company or DTC, (DTC, together with any successor to DTC, being a "DEPOSITARY"), as depositary, registered in the name of Cede & Co., DTC's partnership nominee. Unless and until it is exchanged in whole or in part for MITTS Securities in definitive form, no global security may be transferred except as a whole by the depositary to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any a nominee to a successor of the depositary or a nominee of that successor.

         So long as DTC, or its nominee, is a registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the MITTS Securities represented by a global security for all purposes under the 1983 Indenture. Except as provided below, the beneficial owners of the MITTS Securities represented by a global security will not be entitled to have the MITTS Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of the MITTS Securities in definitive form and will not be considered the owners or holders under the 1983 Indenture, including for purposes of receiving any reports delivered by ML&Co. or the trustee under the 1983 Indenture. Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if that person is not a participant of DTC on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the 1983 Indenture. ML&Co. understands that under existing industry practices, in the event that ML&Co. requests any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the 1983 Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take any action, and the participants would authorize beneficial owners owning through those participants to give or take action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         DTC PROCEDURES

         The following is based on information furnished by DTC:

         DTC is the securities depositary for the MITTS Securities. The MITTS Securities were issued as fully registered securities registered in the name of Cede & Co., DTC's partnership nominee. One or more fully registered global securities were issued for the MITTS Securities in the aggregate principal amount of the MITTS Securities, and were deposited with DTC.

         DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under to the provisions of Section 17A of the Securities and Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the NYSE, the AMEX and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

         Purchases of MITTS Securities under DTC's system must be made by or through direct participants, which will receive a credit for the MITTS Securities on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the MITTS Securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners.

         To facilitate subsequent transfers, all MITTS Securities deposited with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of MITTS Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the MITTS Securities; DTC's records reflect only the identity of the direct participants to whose accounts the MITTS Securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

         Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

         Neither DTC nor Cede & Co. will consent or vote with respect to the MITTS Securities. Under its usual procedures, DTC mails an omnibus proxy to ML&Co. as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants identified in a listing attached to the omnibus proxy to whose accounts the MITTS Securities are credited on the record date identified in a listing attached to the omnibus proxy.

         Principal, premium, if any, and/or interest, if any, payments on the MITTS Securities will be made in immediately available funds to DTC. DTC's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the depositary's records unless DTC has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of the participant and not of DTC, the trustee or ML&Co., subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to DTC is the responsibility of ML&Co. or the trustee, disbursement of payments to direct participants is the responsibility of DTC, and disbursement of payments to the beneficial owners is the responsibility of direct and indirect participants.

         EXCHANGE FOR CERTIFICATED SECURITIES

         If:

          o the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by ML&Co. within 60 days,

          o ML&Co. executes and delivers to the trustee a company order to the effect that the global securities shall be exchangeable, or

          o an Event of Default under the 1983 Indenture has occurred and is continuing with respect to the MITTS Securities,

the global securities will be exchangeable for MITTS Securities in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $10 and integral multiples of $10. The definitive MITTS Securities will be registered in the name or names as the depositary shall instruct the trustee. It is expected that instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the global securities.

         In addition, ML&Co. may decide to discontinue use of the system of book-entry transfers through the depositary. In that event, MITTS Securities in definitive form will be printed and delivered.

         The information in this section concerning DTC and DTC's system has been obtained from sources that ML&Co. believes to be reliable, but ML&Co. takes no responsibility for its accuracy.

SAME-DAY SETTLEMENT AND PAYMENT

         ML&Co. will make all payments of principal and the Supplemental Redemption Amount, if any, in immediately available funds so long as the MITTS Securities are maintained in book-entry form.

                                   THE INDEX

         Unless otherwise stated, all information in this prospectus on the Index is derived from Dow Jones or other publicly available sources. This information reflects the policies of Dow Jones as stated in these sources and these policies are subject to change by Dow Jones. Dow Jones is under no obligation to continue to publish the Index and may discontinue publication of the Index at any time.

         The Index is a price-weighted index, meaning that the weight of a component stock in the Index is based on its price per share rather than the total market capitalization of the issuer of a component stock, comprised of 30 common stocks chosen by the editors of the WSJ as representative of the broad market of U.S. industry. The corporations represented in the Index tend to be leaders within their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the Index are made entirely by the editors of the WSJ without consultation with the corporations represented in the Index, any stock exchange, any official agency or ML&Co.. Changes to the common stocks included in the Index tend to be made infrequently. Historically, most substitutions have been the result of mergers, but from time to time, changes may be made to achieve what the editors of the WSJ deem to be a more accurate representation of the broad market of U.S. industry. In choosing a new corporation for the Index, the editors of the WSJ look for leading industrial companies with a successful history of growth and wide interest among investors. The WSJ may change the component stocks of the Index at any time for any reason. Dow Jones, publisher of the WSJ, is not affiliated with ML&Co. and has not participated in any way in the creation of the MITTS Securities.

         The Index initially consisted of 12 common stocks and was first published in the WSJ in 1896. The Index was increased to include 20 common stocks in 1916 and to 30 common stocks in 1928. The number of common stocks in the Index has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the Index have been changed on a relatively infrequent basis.

         The value of the Index is the sum of the primary exchange prices of each of the 30 common stocks included in the Index, divided by a divisor that is designed to provide a meaningful continuity in the value of the Index. Because the Index is price-weighted, stock splits or changes in the component stocks could result in distortions in the Index value. In order to prevent these distortions related to extrinsic factors, the divisor is changed in accordance with a mathematical formula that reflects adjusted proportions within the Index. The current divisor of the Index is published daily in the WSJ and other publications. In addition, other statistics based on the Index may be found in a variety of publicly available sources.

         ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the issuers of the component stocks of the Index, including extending loans to, or making equity investments in these issuers or providing advisory services to these issuers, including merger and acquisition advisory services. In the course of this business, ML&Co. or its affiliates may acquire non-public information with respect to these issuers. ML&Co. does not make any representation to any purchaser of MITTS Securities with respect to any matters whatsoever relating to these issuers. Any prospective purchaser of MITTS Securities should undertake an independent investigation of the issuers of the component stocks of the Index as in its judgment is appropriate to make an informed decision with respect to an investment in the MITTS Securities. The composition of the Index does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

                                  OTHER TERMS

         ML&Co. issued the MITTS Securities as a series of senior debt securities under the 1983 Indenture, dated as of April 1, 1983, as amended and restated, between ML&Co. and The Chase Manhattan Bank, as trustee. A copy of the 1983 Indenture is filed as an exhibit to the registration statement relating to the MITTS Securities of which this prospectus is a part. The following summaries of the material provisions of the 1983 Indenture are not complete and are subject to, and qualified in their entirety by reference to, all provisions of the 1983 Indenture, including the definitions of terms in the 1983 Indenture.

         ML&Co. may issue series of senior debt securities from time to time under the 1983 Indenture, without limitation as to aggregate principal amount, in one or more series and upon terms as ML&Co. may establish under the provisions of the 1983 Indenture.

         The 1983 Indenture and the MITTS Securities are governed by and construed in accordance with the laws of the State of New York.

         ML&Co. may issue senior debt securities with terms different from those of senior debt securities previously issued, and issue additional senior debt securities of a previously issued series of senior debt securities.

         The senior debt securities are unsecured and rank equally with all other unsecured and unsubordinated indebtedness of ML&Co. However, because ML&Co. is a holding company, the rights of ML&Co. and its creditors, including the holders of senior debt securities, to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise are necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that a bankruptcy court may recognize claims of ML&Co. itself as a creditor of the subsidiary. In addition, dividends, loans and advances from certain subsidiaries, including MLPF&S, to ML&Co. are restricted by net capital requirements under the Exchange Act, and under rules of exchanges and other regulatory bodies.

LIMITATIONS UPON LIENS

         ML&Co. may not, and may not permit any majority-owned subsidiary to, create, assume, incur or permit to exist any indebtedness for borrowed money secured by a pledge, lien or other encumbrance, other than those liens specifically permitted by the 1983 Indenture, on the Voting Stock owned directly or indirectly by ML&Co. of any majority-owned subsidiary, other than a majority-owned subsidiary which, at the time of the incurrence of the secured indebtedness, has a net worth of less than $3,000,000, unless the outstanding senior debt securities are secured equally and ratably with the secured indebtedness.

         "Voting Stock" is defined in the 1983 Indenture as the stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation provided that, for the purposes of the 1983 Indenture, stock that carries only the right to vote conditionally on the occurrence of an event is not considered voting stock whether or not the event has happened.

LIMITATION ON DISPOSITION OF VOTING STOCK OF, AND MERGER AND SALE OF ASSETS BY, MLPF&S

         ML&Co. may not sell, transfer or otherwise dispose of any voting stock of MLPF&S or permit MLPF&S to issue, sell or otherwise dispose of any of its voting stock, unless, after giving effect to any transaction, MLPF&S remains a Controlled Subsidiary.

         "Controlled Subsidiary" is defined in the 1983 Indenture to mean a corporation more than 80% of the outstanding shares of voting stock of which are owned directly or indirectly by ML&Co.

         In addition, ML&Co. may not permit MLPF&S to:

          o merge or consolidate, unless the surviving company is a Controlled Subsidiary, or

          o convey or transfer its properties and assets substantially as an entirety, except to one or more Controlled Subsidiaries.

MERGER AND CONSOLIDATION

         ML&Co. may consolidate or merge with or into any other corporation and ML&Co. may sell, lease or convey all or substantially all of its assets to any corporation, provided that:

          o the resulting corporation, if other than ML&Co., is a corporation organized and existing under the laws of the United States of America or any U.S. state and assumes all of ML&Co.'s obligations to:

               o pay any amounts due and payable or deliverable with respect to all the senior debt securities; and

               o perform and observe all of ML&Co.'s obligations under the 1983 Indenture, and

          o ML&Co. or the successor corporation, as the case may be, is not, immediately after any consolidation or merger, in default under the 1983 Indenture.

MODIFICATION AND WAIVER

         ML&Co. and the trustee may modify and amend the 1983 Indenture with the consent of holders of at least 66 2/3% in principal amount of each outstanding series of senior debt securities affected. However, without the consent of each holder of any outstanding senior debt security affected, no amendment or modification to the 1983 Indenture may:

          o change the stated maturity date of the principal of, or any installment of interest or Additional Amounts payable on, any senior debt security or any premium payable on redemption, or change the redemption price;

          o reduce the principal amount of, or the interest or Additional Amounts payable on, any senior debt security or reduce the amount of principal which could be declared due and payable before the stated maturity date;

          o change the place or currency of any payment of principal or any premium, interest or Additional Amounts payable on any senior debt security;

          o impair the right to institute suit for the enforcement of any payment on or with respect to any senior debt security;

          o reduce the percentage in principal amount of the outstanding senior debt securities of any series, the consent of whose holders is required to modify or amend the 1983 Indenture; or

          o modify the foregoing requirements or reduce the percentage of outstanding senior debt securities necessary to waive any past default to less than a majority.

         No modification or amendment of ML&Co.'s Subordinated Indenture or any Subsequent Indenture for subordinated debt securities may adversely affect the rights of any holder of ML&Co.'s senior indebtedness without the consent of each holder affected. The holders of at least a majority in principal amount of outstanding senior debt securities of any series may, with respect to that series, waive past defaults under the 1983 Indenture and waive compliance by ML&Co. with provisions in the 1983 Indenture, except as described under "--Events of Default".

EVENTS OF DEFAULT

         Each of the following will be Events of Default with respect to senior debt securities of any series:

          o default in the payment of any interest or Additional Amounts payable when due and continuing for 30 days;

          o    default in the payment of any principal or premium when due;

          o    default in the deposit of any sinking fund payment, when due;

          o default in the performance of any other obligation of ML&Co. contained in the 1983 Indenture for the benefit of that series or in the senior debt securities of that series, continuing for 60 days after written notice as provided in the 1983 Indenture;

          o specified events in bankruptcy, insolvency or reorganization of ML&Co.; and

          o any other Event of Default provided with respect to senior debt securities of that series which are not inconsistent with the 1983 Indenture.

If an Event of Default occurs and is continuing for any series of senior debt securities, other than as a result of the bankruptcy, insolvency or reorganization of ML&Co., the trustee or the holders of at least 25% in principal amount of the outstanding senior debt securities of that series may declare all amounts, or any lesser amount provided for in the senior debt securities, due and payable or deliverable immediately. At any time after a declaration of acceleration has been made with respect to senior debt securities of any series but before the trustee has obtained a judgment or decree for payment of money, the holders of a majority in principal amount of the outstanding senior debt securities of that series may rescind any declaration of acceleration and its consequences, if all payments due, other than those due as a result of acceleration, have been made and all Events of Default have been remedied or waived.

         The holders of a majority in principal amount or aggregate issue price of the outstanding senior debt securities of that series may waive any Event of Default with respect to that series, except a default:

          o in the payment of any amounts due and payable or deliverable under the debt securities of that series; or

          o in respect of an obligation or provision of the 1983 Indenture which cannot be modified under the terms of that Indenture without the consent of each holder of each outstanding security of each series of senior debt securities affected.

         The holders of a majority in principal amount of the outstanding senior debt securities of a series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to those senior debt securities, provided that any direction shall not be in conflict with any rule of law or the 1983 Indenture. Before proceeding to exercise any right or power under the 1983 Indenture at the direction of the holders, the trustee shall be entitled to receive from the holders reasonable security or indemnification against the costs, expenses and liabilities which might be incurred by it in complying with any direction.

         The MITTS Securities and other series of senior debt securities issued under the 1983 Indenture do not have the benefit of any cross-default provisions with other indebtedness of ML&Co.

         ML&Co. is required to furnish to the trustee annually a statement as to the fulfillment by ML&Co. of all of its obligations under the 1983 Indenture.

                          PROJECTED PAYMENT SCHEDULE

         Solely for purposes of applying the final Treasury Department Regulations, the "FINAL REGULATIONS", concerning the proper United States Federal income tax treatment of contingent payment debt instruments to the MITTS Securities, ML&Co. has determined that the projected payment schedule for the MITTS Securities will consist of payment on the maturity date of the principal amount and a projected Supplemental Redemption Amount equal to $3.6070 per unit, the "PROJECTED SUPPLEMENTAL REDEMPTION AMOUNT". This represents an estimated yield on the MITTS Securities equal to 6.18% per annum, compounded semiannually.

         The projected payment schedule, including both the Projected Supplemental Redemption Amount and the estimated yield on the MITTS Securities, has been determined solely for United States Federal income tax purposes, for purposes of applying the Final Regulations to the MITTS Securities, and is neither a prediction nor a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

         The following table sets forth the amount of interest that will be deemed to have accrued with respect to each unit of the MITTS Securities during each accrual period over a term of five years and twenty-two days for the MITTS Securities based upon the projected payment schedule for the MITTS Securities, including both the Projected Supplemental Redemption Amount and the estimated yield equal to 6.18% per annum, compounded semiannually, as determined by ML&Co. for purposes of applying the Final Regulations to the MITTS Securities:


                                                                       INTEREST DEEMED TO          TOTAL INTEREST
                                                                          ACCRUE DURING               DEEMED TO
                                                                         ACCRUAL PERIOD             HAVE ACCRUED
                                                                           (PER UNIT)          ON THE MITTS SECURITIES
                                                                                                    AS OF END OF
                                                                                                   ACCRUAL PERIOD
                  ACCRUAL PERIOD                                                                     (PER UNIT)

January 15, 1998 through July 14, 1998.....................               $0.3101                   $0.3470
July 15, 1998 through January 14, 1999.....................               $0.3197                   $0.6667
January 15, 1999 through July 14, 1999.....................               $0.3296                   $0.9963
July 15, 1999 through January 14, 2000.....................               $0.3398                   $1.3361
January 15, 2000 through July 14, 2000.....................               $0.3503                   $1.6864
July 15, 2000 through January 14, 2001.....................               $0.3611                   $2.0475
January 15, 2001 through July 14, 2001.....................               $0.3723                   $2.4198
July 15, 2001 through January 14, 2002.....................               $0.3837                   $2.8035
January 15, 2002 through July 14, 2002.....................               $0.3957                   $3.1992
July 15, 2002 through January 14, 2003.....................               $0.4078                   $3.6070

-------------
Projected Supplemental Redemption Amount = $3.6070 per Unit.

         All prospective investors in the MITTS Securities should consult their own tax advisors concerning the application of the Final Regulations to their investment in the MITTS Securities. Investors in the MITTS Securities may also obtain the projected payment schedule, as determined by ML&Co. for purposes of the application of the Final Regulations to the MITTS Securities, by submitting a written request for such information to Merrill Lynch & Co., Inc., Attn: Darryl W. Colletti, Corporate Secretary's Office, 100 Church Street, 12th Floor, New York, New York 10080-6512.

                      WHERE YOU CAN FIND MORE INFORMATION

         We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file by visiting the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

         We have filed a registration statement on Form S-3 with the SEC covering the MITTS Securities and other securities. For further information on ML&Co. and the MITTS Securities, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement of which this prospectus is a part.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

         The SEC allows us to incorporate by reference the information we file with them, which means:

          o    incorporated documents are considered part of the prospectus;

          o we can disclose important information to you by referring you to those documents; and

          o information that we file with the SEC will automatically update and supersede this incorporated information.

         We incorporate by reference the documents listed below which were filed with the SEC under the Exchange Act:

          o annual report on Form 10-K for the year ended December 25, 1998;

          o quarterly report on Form 10-Q for the period ended March 26, 1999; and

          o current reports on Form 8-K dated December 28, 1998, January 19, 1999, February 17, 1999, February 18, 1999, February 22,
               1999, February 23, 1999, March 26, 1999, April 13, 1999, April
               19, 1999, May 26, 1999, May 28, 1999 and June 1, 1999.

         We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus until this offering is completed:

          o    reports filed under Sections 13(a) and (c) of the Exchange Act;

          o definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting; and

          o    any reports filed under Section 15(d) of the Exchange Act.

         You should rely only on information contained or incorporated by reference in this prospectus. We have not, and MLPF&S has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and MLPF&S is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

         You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial condition and results of operations may have changed since that date.

         You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address: Mr. Lawrence
M. Egan, Jr., Corporate Secretary's Office, Merrill Lynch & Co., Inc., 100 Church Street, New York, New York 10080-6512, Telephone: (212) 602-8435.

                             PLAN OF DISTRIBUTION

         This prospectus has been prepared in connection with secondary sales of the MITTS Securities and is to be used by MLPF&S when making offers and sales related to market-making transactions in the MITTS Securities.

         MLPF&S may act as principal or agent in these market-making transactions.

         The MITTS Securities may be offered on the NYSE or off the exchange in negotiated transactions or otherwise.

         The distribution of the MITTS Securities will conform to the requirements set forth in the applicable sections of Rule 2720 of the Conduct Rules of the NASD.

                                    EXPERTS

         The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Annual Report on Form 10-K of Merrill Lynch & Co., Inc. and subsidiaries have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which express an unqualified opinion and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method for certain internal-use software development costs), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         With respect to unaudited interim financial information for the periods included in the Quarterly Reports on Form 10-Q which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in such Quarterly Reports on Form 10-Q and incorporated by reference herein, they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP is not subject to the liability provisions of Section 11 of the Securities Act for any such report on unaudited interim financial information because any such report is not a "report" or a "part" of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.